Exhibit (a)(1)(xxv)
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Co. Reg. No.: 199503003D)
NEWS RELEASE
SINGAPORE TECHNOLOGIES SEMICONDUCTORS, A WHOLLY-OWNED
SUBSIDIARY OF TEMASEK HOLDINGS,
DECLARES CASH OFFER FOR STATS ChipPAC LTD.
UNCONDITIONAL IN ALL RESPECTS
Singapore, April 13, 2007 (7:00 PM) — Temasek Holdings (Private) Limited’s (“Temasek”) wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), today announced that all conditions to its voluntary conditional cash offer (the “Offer”) for the remaining shares (including shares represented by American Depositary Shares (“ADSs”)) in STATS ChipPAC Ltd. (“STATS ChipPAC,” SGX-ST: STATSChP, Nasdaq: STTS) that STSPL does not already own had been satisfied and that the Offer had been declared unconditional in all respects as of 3:30 p.m. Singapore time, 3:30 a.m. New York City time, on April 13, 2007. STSPL also announced that its offer for STATS ChipPAC’s outstanding US$115,000,000 Convertible Notes due 2008 and US$150,000,000 2.50% Convertible Subordinated Notes due 2008 (together, the “Convertible Notes”) had been declared unconditional in all respects as of the same time. Accordingly, the right of security holders to withdraw any securities tendered in acceptance of the Offer has terminated.
Earlier today, STSPL had announced that STSPL and its concert parties owned, had acquired or had received valid acceptances of the Offer in respect of Ordinary Shares and ADSs representing 60.5% of the outstanding Ordinary Shares and 51.9% of the maximum potential issued share capital of the Company, but that it was extending the Offer to 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Monday, April 16, 2007, because withdrawals of acceptances were permitted today until 3:30 p.m. Singapore time, 3:30 a.m. New York City time. As the Offer has subsequently been declared unconditional in all respects, the Offer will continue to remain open for acceptances during a subsequent offering period which will remain open until 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Monday, April 30, 2007 unless the Offer is extended further.1 During this period, security holders may continue to accept the Offer on the same terms and conditions, but withdrawals are not permitted.
The Offer Price is S$1.75 in cash for each share and S$17.502 in cash for each ADS. If shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the outstanding shares in STATS ChipPAC (other than those owned by STSPL, its related corporations and their nominees as at the commencement of the Offer), STSPL will offer a Higher Offer Price of S$1.88 per share or S$18.803 per ADS to all shareholders who accept the Offer, regardless of when their shares are tendered.
As of 5:00 p.m. Singapore time, 5:00 a.m. New York City time, April 13, 2007, STATS ChipPAC shareholders had tendered and not withdrawn approximately 653,713,539 shares, including shares represented by 28,874,904 ADSs tendered and not withdrawn under the Offer,

[1]	As a practical matter, acceptances of ADSs and Convertible Notes will have to be received by the Tender Agent in New York or London by the close of business on Friday, April 27, 2007 in New York and London, respectively.

[2]	For the purpose of illustration only, S$17.50 for each ADS is equivalent to US$11.46 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

[3]	For the purpose of illustration only, S$18.80 for each ADS is equivalent to US$12.32 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

representing 32.4% of the outstanding shares and 27.8% of the maximum potential issued share capital of STATS ChipPAC. As of the same date, STSPL and its concert parties had not acquired or agreed to acquire since the commencement of the Offer, other than pursuant to valid acceptances of the Offer, any shares, ADSs or Convertible Notes. Including the 712,228,050 shares (including shares represented by ADSs) held by STSPL and the 182,000 shares held by STSPL’s concert parties4 as of the commencement of the Offer, STSPL and its concert parties own, have acquired, or have received valid acceptances of the Offer in respect of, a total of 1,366,123,589 shares (including shares represented by ADSs) representing approximately 67.6% of the outstanding shares and 58.1% of the maximum potential issued share capital of STATS ChipPAC. Also as of the same time, acceptances have been received and not withdrawn in respect of US$89,915,000 principal amount of Convertible Subordinated Notes due 2008. No acceptances have been received in respect of the Convertible Notes due 2008.
Settlement of all valid acceptances of the shares, ADSs and Convertible Notes received by 3:30 p.m. Singapore time, 3:30 a.m. New York City time, on April 13, 2007 will occur within 14 calendar days of that date. Settlement of all valid acceptances of the shares, ADSs and Convertible Notes received after 3:30 p.m. Singapore time, 3:30 a.m. New York City time, on April 13, 2007 will occur within 14 calendar days of receipt of such acceptances. In each case, STSPL will use its best efforts to make the payment within seven U.S. business days.
The terms and conditions of the Offer are set out in the Offer to Purchase and other materials filed by STSPL with the Singapore Exchange Securities Trading Limited (the “SGX-ST”) and the Securities and Exchange Commission (“SEC”) on March 16, 2007 and are available on SGX-ST’s website at www.sgx.com and at the SEC’s website at www.sec.gov.
The Independent Committee consisting of the independent directors of STATS ChipPAC has released its recommendation on the Offer. This is contained in the circular to shareholders of STATS ChipPAC dated March 30, 2007 (the “Offeree Circular”) and is available on the websites of the SGX-ST at www.sgx.com and the SEC at www.sec.gov. STATS ChipPAC shareholders are advised to read the Offeree Circular.
Concurrent with the Offer, STSPL has made a proposal to all holders of options granted under certain STATS ChipPAC stock option plans. The options proposal will also remain open until 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Monday, April 30, 2007, unless the Offer is extended further. During this period, holders may continue to accept the options proposal on the same terms and conditions, but withdrawals are not permitted. As of 7:00 a.m. Singapore time, 7:00 p.m. New York City time, on Thursday, 12 April 2007, acceptances of the options proposal have been received (and not withdrawn) in respect of options exercisable for 64,677,298 Ordinary Shares. As the level of acceptances of the Options Proposal as at 5:00 p.m. Singapore time, 5:00 a.m. New York City time, on Friday, 13 April 2007 are still being processed as at the date and time of this Announcement, the Offeror will announce such level of acceptances in due course. The options proposal is subject to the terms and conditions set forth in the letter from STSPL to all holders of options dated March 16, 2007, as supplemented by the letter from STSPL to all holders of options dated April 9, 2007, which are available on the website of SGX-ST and the website of the SEC.

[4]	The number of shares owned, acquired or agreed to be acquired by STSPL’s concert parties is to the best knowledge and belief of STSPL.

For queries from ordinary shareholders, please contact:
Goldman Sachs (Singapore) Pte
Tel: 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas)
For queries from U.S. holders of ADSs and convertible notes, please contact:
MacKenzie Partners, Inc.
Tel: +1 800 322-2885
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About Temasek Holdings (Private) Limited
Incorporated in 1974, Temasek Holdings is an Asia investment firm headquartered in Singapore. Supported by affiliates and offices around Asia, it manages a diversified S$129 billion (about US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies. The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare.
Temasek’s total shareholder return since inception in 1974 has been 18 percent compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively. For further information on Temasek please visit www.temasekholdings.com.sg.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a service provider of semiconductor packaging design, assembly, testing and distribution solutions. STATS ChipPAC is headquartered in Singapore and has manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States.
This press release does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, to all holders of ordinary shares, ADSs and the specified convertible notes of STATS ChipPAC, subject to compliance with applicable laws. Holders of such securities of STATS ChipPAC are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com, on the website of the SEC at www.sec.gov, from The Central Depository (Pte) Limited (“CDP”), 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807, at +65 6535-7511 (for holders of ordinary shares held through CDP), from M&C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, at +65 6227-6660 (for holders of ordinary shares held in scrip form) or from the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, United States of America, at +1 800 322-2885 (for holders of ADSs and Convertible Notes). The options proposal is being made only pursuant to a letter to all holders of options dated March 16, 2007 and a letter to all holders of options dated April 9, 2007, which are available on the website of the SGX-ST and the website of the SEC. Questions or requests for assistance may be directed to the financial adviser, Goldman Sachs (Singapore) Pte., at 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas), or to the information agent.

The directors of Singapore Technologies Semiconductors Pte Ltd (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of Singapore Technologies Semiconductors Pte Ltd has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.
For media queries, please contact:
Singapore
Ivan Tan
Weber Shandwick
Tel: +65 6825 8027
Email: itan@webershandwick.com
US
Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
Tel: +1 212 355 4449
Email: jwilkinson@joelefrank.com

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